FIFTH AMENDMENT
TO AMENDMENT AND RESTATEMENT OF THE
MASTER TRUST AGREEMENT
FOR DTE ENERGY COMPANY MASTER PLAN TRUST

This Fifth Amendment ("Amendment") to the Amendment and Restatement of the Master Trust Agreement for the DTE Energy Company Master Plan Trust ("Agreement") is entered by and between Great-West Trust Company, LLC ("Great-West Trust"), DTE Energy Corporate Services, LLC (the "Employer") and DTE Energy Investment Committee ("Plan Administrator").

Recitals

A. The Employer has adopted and maintains the DTE Energy Company Savings and Stock Ownership Plan, DTE Electric Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of Utility Workers Union of America, DTE Electric Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of International Brotherhood of Electrical Workers, and the DTE Gas Company Investment and Stock Ownership Plan (the "Plan") for purposes of providing retirement and related plan benefits to eligible employees of the Employer and its affiliated entities and their beneficiaries.

B. The Employer, the Plan Administrator, and JPMorgan Chase Bank, NA, ("J.P. Morgan") previously entered into the Agreement effective October 15, 2010 to continue the master trust ("Master Trust") established for the purpose of holding the assets of the Plan for the exclusive benefit of Plan participants and their beneficiaries.

C. The Employer and the Plan Administrator wish to amend the terms of the Agreement to appoint Great-West Trust Company, LLC, a trust company organized under the laws of the State of Colorado, as successor trustee (the "Trustee") to J. P. Morgan under the terms of this Amendment.

D. Great-West Trust wishes to accept this appointment as Trustee of the Master Trust.

Amendment

In accordance with Article Thirteenth of the Agreement, Great-West Trust and the Plan Administrator (on its own behalf and on behalf of the Employer under the authority delegated by the Employer to the Plan Administrator under Article Thirteenth of the Agreement) do hereby agree to amend the Agreement, to be effective as of the date the later of the Plan Administrator and the Trustee executes this Amendment, in the following respects:

1. All references to J.P. Morgan shall be removed and replaced with Great-West Trust.
2. Paragraph (b)(3) of Article Fourth shall be removed.
3. Article Eleventh is hereby removed in its entirety and replaced with the following:

"The Trustee shall be compensated in accordance with the fee schedule provided to the Plan Administrator. Any amendment or modification to the fee schedule must be in writing and signed by the Trustee and the Plan Administrator as required by Article Thirteenth before it can become effective. The Trustee reserves the right to liquidate Trust assets in satisfaction of its fees hereunder in the event of non-payment by the Employer after 30 days advance written notice to the Plan Administrator of the Trustee's intent to liquidate Trust assets for this purpose.

The Plan Administrator acknowledges and agrees if the Plan's assets pass through a bank account held by Trustee, the Trustee may earn credits and/or interest on Plan assets awaiting investment or pending distribution. Any credits or interest earned by Trustee are aggregated with credits and/or interest earned by its Affiliates and will be used to defray the aggregate expenses for the maintenance of bank accounts. The Trustee will not retain credits and/or interest earned in excess of such maintenance expenses.

Credits and/or interest are earned from the use of (i) uninvested contributions received too late in the day or not received in good order to be invested same-day and (ii) proceeds from investment option redemptions where distribution checks have not been presented for payment by participants. Credits and/or interest (i) begin to accrue on contributions on the date such amounts are deposited into the bank account and end on the date such amounts are invested pursuant to Plan participant or Plan representative instructions and (ii) begin to accrue on distributions on the date the check is written or on the wire date, as applicable and end on the date the check is presented for payment or when the wire clears again the account, as applicable. Earnings of credits and/or interest are at the rate the bank provides from time to time.

Unless paid by the Employer, the Trustee shall pay out of the Trust Fund income taxes levied or assessed under existing or future laws against the Trust Fund, (including all Plan participant accounts) upon direction by a regulatory authority or agency or the Plan Administrator, as applicable.

The Employer shall pay, or if not paid by the Employer and the Plan so permits, the Plan Administrator shall direct the Trustee to pay from the Trust Fund, the reasonable expenses relating to the Plan and Trust Fund that are permitted by law to be paid from the Trust Fund.

Should the Trustee utilize the services of a sub-custodian, the sub-custodian shall be entitled, as an additional part of its compensation, to the earnings derived from use of funds ("float") that may be held (i) as uninvested trust cash, (ii) as a result of failed securities transactions or (iii) in demand deposit or other non-interest bearing accounts established for the payment of benefits or Plan disbursements or that are otherwise maintained for similar purposes in administering the Trust Fund. The float period is as follows: (i) for benefit disbursements the period commences on the date of the check in payment of such benefits and ends on the date the check is presented to the Trustee for payment; (ii) for failed securities transactions the period commences on the contractual settlement date and ends on the date the transaction is settled or cancelled at the direction of the Investment Manager or the Plan Administrator, as the case may be; (iii) for uninvested cash the period commences when such cash is received and end on the date such cash is invested pursuant to instructions. There is no specific rate that the sub-custodian earns on float. Rather, the sub-custodian takes amounts held in all of its customers' deposit accounts and may invest all or a portion of such amounts in a variety of financial instruments including, but not limited to loans to customers and investment securities. Any remaining funds are held at the Federal Reserve overnight and earn the Federal Funds Effective Rate less FDIC insurance and any other associated costs, if any. With respect to non-US dollar accounts, remaining funds are held at the central bank of the country where the account is held and earn interest at that central bank's overnight rate less any costs associated with such monies."

4. The following sentence shall be added after the first sentence of Article Fourteenth:

"This Agreement will automatically terminate upon the termination of the services agreement with Great-West Financial Retirement Plan Services, LLC."

5. Article Twentieth is hereby amended by replacing the address to which communications to the Trustee shall be made with the following:

   "Great-West Trust Company, LLC
   8515 East Orchard Road
   Greenwood, Village, CO 80111
   Attention: Trust Officer"

6. Article Twenty-First is hereby removed in its entirety and replaced with the following:

   "Governing Law: Except to the extent where preempted by ERISA, this Agreement and the Trust shall be construed, regulated and administered under the laws of the United States or the State of Colorado, as applicable."

7. Except as modified herein, all other provisions of the Agreement shall continue in full force and effect.

The parties have caused this Fifth Amendment to be signed by their duly authorized representatives to be effective as of the date specified above.

GREAT-WEST TRUST COMPANY, LLC

By: Mereda Noble

Printed name: Mereda Noble

Title: Trust Officer

Date: eff 8.7.15

DTE ENERGY INVESTMENT COMMITTEE

By: P. B. C.

Printed name: Paul B. Cavazos

Title: Solely in his capacity as Secretary of the DTE Energy Investment Committee

Date: 6/9/2015

LDS 6/8/2015